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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 5156

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___05/01/14___ AND ENDING ___04/30/15___

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: H. KAWANO & CO., INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1149 Bethel Street, Suite 503

(No. and Street)

Honolulu   HI   96813-2212

(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Melvin Kawano   (808) 538-3681

                                                    (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KAYA, ODO & LOO

(Name – if individual, state last, first, middle name)

1299 S. Beretania St., Suite 300   Honolulu   HI   96814-1518

(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, __Melvin Kawano__ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __H. Kawano & Co., Inc.__ , as of __April 30__ , 20__15__ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

__President__
Title

_____
c.s. Notary Public **BRENDA M. K. AU**
My Commission Expires MAY 1 7 2016

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Document Date: 4/30/2015 # Pages: 15

Notary Name: BRENDA M.K. AU   First Circuit

Doc. Description: Annual Audited Report

c.s.

Notary Signature Brenda m.k. Au   Date 18 2015

H. KAWANO & CO., INC.

INDEPENDENT AUDITORS' REPORT

April 30, 2015

KAYA, ODO & LOO
CERTIFIED PUBLIC ACCOUNTANTS
HONOLULU, HAWAII

H. KAWANO & CO., INC.

INDEPENDENT AUDITORS' REPORT

April 30, 2015

Kaya, Odo & Loo
Certified Public Accountants
Honolulu, Hawaii

KAYA, ODO & LOO
Certified Public Accountants
Honolulu, Hawaii

INDEPENDENT AUDITOR'S REPORT

Board of Directors
H. Kawano & Co., Inc.
1149 Bethel Street, Room 503
Honolulu, Hawaii   96813

We have audited the accompanying financial statements of H. Kawano & Co., Inc. which comprise the balance sheet as of April 30, 2015, and the related statements of income and retained earnings, cash flows and changes in stockholders' equity for the year then ended.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of H. Kawano & Co., Inc. as of April 30, 2015, and the results of its operations and its cash flows and changes in stockholders' equity for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Report of Supplementary Information

Our audit was conducted for the purpose of forming an opinion on the basic financial statements referred to above taken as a whole. The information contained in Schedules 1 through 4 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements referred to above and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Kaya, Odo & Loo

TABLE OF CONTENTS

FINANCIAL STATEMENTS

SCHEDULES

H. Kawano & Co., Inc.

BALANCE SHEET

April 30, 2015

ASSETS

Cash	$ 41,117
Marketable securities owned by firm:	
Investment account, at market value	89,660
Prepaid expenses	903
Furniture and equipment, at cost, net of	
accumulated depreciation	575
Rental deposits	2,469
	$134,724

LIABILITIES AND STOCKHOLDERS' EQUITY

Deferred income taxes	$ 20,172
Stockholders' equity	
Common A voting, $1.00 par value, authorized	
100,000 shares, issued 81,870 shares	81,870
Common B non-voting, $1.00 par value,	
authorized 100,000 shares, issued 91,715 shares	91,715
Additional paid-in capital	49,583
Retained earnings (Exhibit B)	233,644
Accumulated other comprehensive income	26,740
Less treasury shares, 61,870 of Common A and	
91,715 of Common B, at cost	(369,000)
	114,552
	$134,724

The accompanying notes are an integral part of these statements.

H. Kawano & Co., Inc.

STATEMENT OF INCOME AND RETAINED EARNINGS

For the year ended April 30, 2015

REVENUES	
Commissions	$ 310,108
Dividends and capital gain distribution	8,450
	318,558
EXPENSES	
Payroll	198,420
Rent	29,568
Taxes, other than income	31,112
Employee accommodations	28,286
Utilities	5,337
Office supplies and postage	1,343
Professional services	5,700
Insurance	3,700
Dues and subscriptions	204
Repairs and maintenance	150
	303,820
Income before income taxes	14,738
INCOME TAXES	(800)
Net income	13,938
RETAINED EARNINGS AT BEGINNING OF YEAR	219,706
RETAINED EARNINGS AT END OF YEAR	$ 233,644

The accompanying notes are an integral part of these statements.

EXHIBIT C

H. Kawano & Co., Inc.

STATEMENT OF CASH FLOWS

For the year ended April 30, 2015

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income (Exhibit B)	$ 13,938
Adjustments to reconcile net income to net cash provided from operating activities	
Changes in assets and liabilities:	
Prepaid expenses	(10)
Net cash provided from operating activities	13,928
CHANGE IN CASH	13,928
CASH AT BEGINNING OF YEAR	27,189
CASH AT END OF YEAR	$ 41,117
SUPPLEMENTARY DISCLOSURES OF CASH FLOWS INFORMATION	
Cash paid during the year for:	
Income taxes	$ 800

The accompanying notes are an integral part of these statements.

H. Kawano & Co., Inc.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

For the year ended April 30, 2015

Common shares		
Balance at beginning and end of year	$ 173,585	
Additional paid-in capital		
Balance at beginning and end of year	$ 49,583	
Retained earnings		
Balance at beginning of year	$ 219,706	
Net income for the year	13,938	$ 13,938
Balance at end of year	$ 233,644	
Accumulated other comprehensive income, net of tax		
Balance at beginning of year	$ 24,585	
Unrealized gain on securities		
Unrealized holding gain arising during the period	2,155	2,155
Comprehensive income		$ 16,093
Balance at end of year	$ 26,740	
Treasury shares		
Balance at beginning and end of year	$ 369,000	
Total stockholders' equity	$ 114,552	

The accompanying notes are an integral part of these statements.

Note 1: Summary of Significant Accounting Policies

Nature of Business Activity

The Company operates as a mutual fund retailer on an application way basis.

Marketable Securities

The Company classifies its marketable securities as available for sale and they are carried at fair value. Fair values are generally based upon quoted market prices. Realized gains and losses determined using the average cost method are included in earnings. Unrealized gains and losses based on the difference between cost and fair value are reported in other comprehensive income.

Depreciation

Depreciation on furniture and equipment is computed on the straight-line method using estimated useful lives of 5-7 years and the accelerated cost recovery method.

Income Taxes

Deferred taxes are provided on a liability method, whereby deferred tax assets are recognized for deductible temporary differences and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred income taxes reflect the tax effect on the unrealized gain on marketable securities.

The Company's income tax returns are subject to examination by the appropriate tax jurisdictions. As of April 30, 2015, the Company's federal and various state tax returns generally remain open for the last three years.

Use of Estimates in Preparation of Financial Statements

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

H. Kawano & Co., Inc.

NOTES TO FINANCIAL STATEMENTS

April 30, 2015

Note 2:   Net Capital

As a member of the Financial Industry Regulatory Authority, the Company was required at April 30, 2015 to maintain a net capital of $5,000 and net capital ratio not to exceed 15 to 1. The net capital of the Company was $97,156 and the net-capital ratio was 0 to 1 at April 30, 2015.

Note 3:   Lease Commitments

The Company has a 2 year lease agreement for its Honolulu business premises that expired on October 31, 2012. It is currently on a month to month basis. The Los Angeles office has a lease agreement for its business premises that expired on November 30, 2000 and is currently on a month to month basis.

Note 4:   Subsequent Events

The Company has evaluated all subsequent events to the balance sheet date of April 30, 2015 through the date the financial statements were available to be issued, June 8, 2015. The Company has determined there are no subsequent events that require recognition or disclosure in these financial statements.

H. Kawano & Co., Inc.

COMPUTATION OF NET CAPITAL

April 30, 2015

Total ownership equity (Exhibit D)	$114,552
Less ownership equity not allowable for net capital	–
Total ownership equity qualified for net capital	114,552
Add subordinated liabilities	–
Total capital and allowable subordinated liabilities	114,552
Less non-allowable assets	(3,947)
Net capital before haircuts on securities	110,605
Less: Haircuts on securities $13,449	
Undue concentration –	(13,449)
Net capital	$ 97,156

Minimum net capital required	$ 0
Minimum dollar net capital required	$ 5,000
Net capital requirement (greater of the above)	$ 5,000
Excess net capital	$ 92,156
Excess net capital at 100% less greater of 10% of liabilities or 120% of minimum dollar net capital	$ 91,156
Liabilities	$ 0
Percentage of aggregate indebtedness to net capital	0

H. Kawano & Co., Inc.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
FOR BROKER-DEALERS UNDER RULE 15c3-3

April 30, 2015

EXEMPTIVE PROVISIONS
    Exemption from Rule 15c3-3 is claimed under Section (k)(1)

Schedule 3

RECONCILIATION

April 30, 2015

As required by Rule 17a-5(d)(4), Schedule 1 was reconciled to the corresponding unaudited most recent Part IIA filing and there were no material differences.

Schedule 4

SIPC MEMBERSHIP

April 30, 2015

As a member of SIPC, the Company has filed Form SIPC-6 and Form SIPC-7 for the fiscal year ended April 30, 2015.

As per Rule 4360, the Company has a $100,000 fidelity bond with a cancellation rider.

KAYA, ODO & LOO
Certified Public Accountants
Honolulu, Hawaii

June 8, 2015

Board of Directors
H. Kawano & Co., Inc.
1149 Bethel Street, Room 503
Honolulu, Hawaii 96813


Accountant's Report on Material Inadequacies
as required by Rule 17a-5(j)


Our audit of H. Kawano & Co., Inc. for the year ended April 30, 2015 did not disclose any material inadequacies existing or found to have existed since the date of the previous audit.

Kaya, Odo + Loo

KAYA, ODO & LOO
Certified Public Accountants
Honolulu, Hawaii

June 8, 2015

Board of Directors
H. Kawano & Co., Inc.
1149 Bethel Street, Room 503
Honolulu, Hawaii   96813

We have examined the financial statements of H. Kawano & Co., Inc. for the period ended April 30, 2015, and have issued our report thereon dated June 8, 2015. As part of our examination, we made a study and evaluation of the system of internal accounting control to the extent we considered necessary to evaluate the system as required by generally accepted auditing standards and Rule 17a-5 of the Securities and Exchange Commission. This study and evaluation included the accounting system, the procedures for safeguarding securities, and the practices and procedures followed by the client (i) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e); (ii) in making the quarterly securities examinations, counts verifications and comparisons, and the recordation of differences required by Rule 17a-13; (iii) in complying with the requirements for prompt payment for securities of Section 4(c) of Regulation T of the Board of Governors of the Federal Reserve System; and (iv) in obtaining and maintaining physical possession or control of all fully paid securities of customers as required by Rule 15c3-3. Rule 17a-5 states that the scope of the study and evaluation should be sufficient to provide reasonable assurance that any material weakness existing at the date of our examination would be disclosed. Under generally accepted auditing standards and Rule 17a-5, the purposes of such study and evaluation are to establish a basis for reliance thereon in determining the nature, timing, and extent of other auditing procedures necessary for expressing an opinion on the financial statements and to provide a basis for reporting material weaknesses in internal accounting control.

The objective of internal accounting control is to provide reasonable, but not absolute, assurance concerning the safeguarding of assets against loss from unauthorized use or disposition and concerning the reliability of financial records for preparing financial statements and maintaining accountability for assets. The concept of reasonable assurance recognizes that the cost of a system of internal accounting control should not exceed the benefits derived and also recognizes that the evaluation of these factors necessarily requires estimates and judgments by management. However, for the purposes of this report under Rule 17a-5, the determination of weaknesses to be reported was made without considering the practicability of corrective action by management within the framework of a cost/benefit relationship.

There are inherent limitations that should be recognized in considering the potential effectiveness of any system of internal accounting control. In the performance of most control procedures, errors can result from misunderstanding of instructions, mistakes of judgment, carelessness, or other personal factors. Control procedures whose effectiveness depends on segregation of duties can be circumvented by collusion. Similarly, control procedures can be circumvented intentionally by management either with respect to the execution and recording of transactions or with respect to the estimates and judgments required in the preparation of financial statements. Further, projection of any evaluation of internal accounting control to future periods is subject to the risk that the procedures may become inadequate because of changes in conditions or that the degree of compliance with the procedures may deteriorate.

Our study and evaluation of the system of internal accounting control for the year ended April 30, 2015, which was made for the purposes set forth in the first paragraph and would not necessarily disclose all weaknesses in the system that may have existed during the period, disclosed no weaknesses that we believe to be material.

Kaya, Odo + Loo